NewLead Holdings Ltd.
83 Akti Miaouli & Flessa Str.
185 38 Piraeus Greece
May 18, 2010
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549
Attention: Michelle Lacko

Re:	NewLead Holdings Ltd Registration Statement on Form F-3 (File No. 333-165745) Acceleration Request
Dear Ms. Lacko:
     Pursuant to Rule 461 of the Rules and Regulations promulgated under the Securities Act of 1933, as amended, NewLead Holdings Ltd. (the “Company”) hereby respectfully requests that the effectiveness of the above-captioned Registration Statement on Form F-3 be accelerated to Wednesday, May 19, 2010, at 3:30 p.m. Eastern Time, or as soon as practicable thereafter.
     The Company acknowledges that:
•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     The cooperation of the Staff in meeting the timetable described above is very much appreciated.
     Please call Todd E. Mason, Esq. of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., counsel to the Company, at (212) 692-6731 with any comments or questions regarding this request.
Very truly yours,
/s/ Michail Zolotas
Michail Zolotas
Chief Executive Officer and President